May 1, 2018

Mr. William H. Thompson
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:         Southwest Gas Holdings, Inc.
Southwest Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File Nos. 1-37976 and 1-7850

Dear Mr. Thompson:

On behalf of Southwest Gas Holdings, Inc. (the “Company”) and Southwest Gas Corporation (“Southwest”), we are submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated April 18, 2018 with respect to the Company’s and Southwest’s Form 10-K for the year ended December 31, 2017, filed with the SEC on February 28, 2018.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s questions, the text of which is incorporated into this response letter for your convenience.

Exhibit 13.01
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Operating Results, page 31

1.
We note your disclosure of operating margin, a non-GAAP measure.  In future filings please provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP.  These requirements also apply to non-GAAP measures presented in earnings releases furnished under Item 2.02 of Form 8-K. Refer to Item 10(e) of Regulation S-K.

5241 Spring Mountain Road - Las Vegas, Nevada 89150.0002
P.O. Box 98510 - Las Vegas, Nevada 89193.8510 - 702-876-7011
swgasholdings.com

Mr. William H. Thompson
United States Securities and Exchange Commission
May 1, 2018

Response:

In association with the 2017 Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations of our Annual Report on Form 10-K, management provided a computation intended to fulfill the reconciliation requirement.  However, in future filings, management will make reference to and specifically label these computations as reconciliations from the GAAP measure of revenue to the non‑GAAP measure of operating margin.  In addition, management will enhance its disclosure in MD&A clarifying the use of revenue as the most directly comparable financial measure in GAAP to the non-GAAP measure of operating revenue.

The following depicts sample disclosures and the additional context included in association with the reconciliation:

Southwest recognizes operating revenues from the distribution and transportation of natural gas (and related services) to customers.  Gas cost is a tracked cost, which is passed through to customers without markup under purchased gas adjustment (“PGA”) mechanisms, impacting revenues and net cost of gas sold on a dollar-for-dollar basis, thereby having no impact on Southwest’s profitability.  Therefore, management routinely uses operating margin, defined as operating revenues less the net cost of gas sold, in its analysis of Southwest’s financial performance.  Operating margin also forms a basis for Southwest’s various regulatory decoupling mechanisms.  Operating margin is not, however, specifically defined in accounting principles generally accepted in the United States (“U.S. GAAP”) and is considered a non-GAAP measure.  (Refer to the Summary Operating Results table for a reconciliation of revenues to operating margin.)  Management believes supplying information regarding operating margin provides investors and other interested parties with useful and relevant information to analyze Southwest’s financial performance in a rate-regulated environment.

Mr. William H. Thompson
United States Securities and Exchange Commission
May 1, 2018

Summary Operating Results

Year ended December 31,	2017	2016	2015
(In thousands, except per share amounts)
Contribution to net income
Natural gas operations	$156,818	$119,423	$111,625
Construction services	38,360	32,618	26,692
Corporate and administrative	(1,337)	-	-
Consolidated	$193,841	$152,041	$138,317

Average number of common shares	47,965	47,469	46,992

Basic earnings per share
Consolidated	$4.04	$3.20	$2.94

Natural Gas Operations

Reconciliation of Revenue to Operating Margin (Non-GAAP Measure)
Gas operating revenues	$1,302,308	$1,321,412	$1,454,639
Less: Net cost of gas sold	355,045	397,121	563,809
Operating margin	$947,263	$924,291	$890,830

Notes to Consolidated Financial Statements
Note 13 – Income Taxes, page 108

2.
We note that you made several TCJA estimated provisions to your financial statements for the year ended December 31, 2017.  While we understand that management intends to continue to permanently reinvest any future foreign earnings in Canada, please tell us what consideration you gave to recognizing a one-time mandatory deemed repatriation tax on certain unrepatriated foreign earnings for the fiscal year ended December 31, 2017 pursuant to the TCJA.

Mr. William H. Thompson
United States Securities and Exchange Commission
May 1, 2018

Response:

To determine the amount of any potential one-time mandatory deemed repatriation tax, pursuant to the TCJA, the Company performed an Earnings and Profits (“E&P”) study for its international subsidiaries.  The study indicated a deficit in cumulative unrepatriated foreign E&P at December 31, 2017.  The deficit was largely due to the increase in tax basis (for U.S. tax purposes) of depreciable property resulting from Internal Revenue Code Section 338(g) elections made at the time of the initial acquisition of the Canadian operations in 2014.  The additional tax depreciation generated by the step-up in basis produced a deficit in tax E&P, even though cumulative book earnings were positive over the same period.  As a result of the cumulative E&P deficit at December 31, 2017, the Company determined that no one-time mandatory deemed repatriation tax was due.

If you have any questions or comments on this letter, please contact me at (702) 364‑3758.

Sincerely,

/s/ Lori L. Colvin
Lori L. Colvin
VP/Controller/Chief Accounting Officer

sw

c:     Yolanda Guobadia, U.S. Securities and Exchange Commission
Gregory J. Peterson, Southwest Gas Holdings, Inc.